

Atlas Unlimited Inc.

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-437,532.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R) - CHF	0.00
Accounts Receivable (A/R) - EUR	-13,364.20
Accounts Receivable (A/R) - GBP	-3,265.51
Accounts Receivable (USD)	-1,278.00
Stock Purchase Receivables	5.00
Loans to Employees	-3,200.00
Loans to Employees:Repayment:Loan Yoga Class	1,725.28
Prepaid Expenses	728.09
Machinery & Equipment:Depreciation	47.14
Accounts Payable (A/P)	1,884.04
Direct Deposit Payable	0.00
Payroll Liabilities:CA PIT / SDI	616.14
Payroll Liabilities:CA SUI / ETT	-191.18
Payroll Liabilities:Federal Taxes (941/944)	2,189.13
Payroll Liabilities:Federal Unemployment (940)	105.59
Payroll Liabilities:Kaiser Permanente CA	9,208.64
VAT Reverse Charge Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-4,789.84
Net cash provided by operating activities	**$ -442,321.96**
INVESTING ACTIVITIES	
Machinery & Equipment	-4,004.56
Net cash provided by investing activities	**$ -4,004.56**
FINANCING ACTIVITIES	
Notes Payable	-2,389.08
Shareholder Notes Payable	-40,000.00
SAFE Notes	514,460.00
Net cash provided by financing activities	**$472,070.92**
NET CASH INCREASE FOR PERIOD	**$25,744.40**
Cash at beginning of period	311,267.31
CASH AT END OF PERIOD	**$337,011.71**